MAIL STOP 3561

February 5, 2007

Mr. David Chin
President
US Biodefense, Inc.
375 South 6th Avenue
City of Industry, CA 91746

      Re: US Biodefense, Inc.
             Form 10-KSB/A for Fiscal Year Ended November 30, 2005
             Filed August 29, 2006
             Form 8-K
             Filed August 14, 2006
             Form 10-QSB for Fiscal Quarters Ended
             May 31, 2006 and August 31, 2006
             File No. 000-31431

Dear Mr. Chin:

      We issued comments to you on the above captioned filing(s) on December 8, 2006. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 20, 2007 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

      If you do not respond to the outstanding comments or contact us by February 20, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

Please contact Brian K. Bhandari, Branch Chief, at (202) 551-3390 or Carlton Tartar, Assistant Chief Accountant, at (202) 551-3387 if you have questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies